SUPPLEMENT Dated December 15, 2010
To the Prospectus Dated April 30, 2010

ING Select Opportunities
Issued By ING Life Insurance and Annuity Company

Through Its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-888-854-5950.

Beginning on ***December 20, 2010***, contracts will no longer be available for purchase. Accordingly, Additional Premiums will not be accepted after the close of business on ***December 17, 2010***. These changes will have no impact on our obligations to you or the guarantees under your existing contract.